EXHIBIT 99.1

FSD Pharma Presents Positive Results on First-In-Human Phase-1 study of Lucid-21-302 (Lucid-MS) at Americas Committee for Treatment and Research in Multiple Sclerosis (ACTRIMS) 2024 Forum

Toronto, ON – March 5, 2024 – FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9A) (“FSD Pharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, today announced its participation in Americas Committee for Treatment and Research in Multiple Sclerosis (“ACTRIMS”) 2024 Forum held during Feb. 29 – Mar 2, 2024, in West Palm Beach, Florida. ACTRIMS was founded in 1995 and is comprised exclusively of Multiple Sclerosis (“MS”) researchers, clinicians and key stakeholders. The annual conference is the largest of its kind in North America in MS.

Represented by senior Research and Clinical development team and co-authored by several of its esteemed scientific advisors, the Company shared the results of Phase-1 clinical study in a poster presentation, “Lucid-21-302 (Lucid-MS) for Protecting Myelin and Neurons and Preventing Disease Progression in Multiple Sclerosis: First-In-Human Phase-1 Dose Escalation Study in Healthy Volunteers”. This presentation detailed the final results including adverse events profile of Lucid-21-302 in the single-ascending dose (SAD) studies. The study concluded that Lucid-21-302 is safe and well-tolerated in the dose range of 50-300 mg p.o. administered once, with no difference in pharmacokinetics between the fed and fasted states. There were no SAEs, and most AEs (7/12) in participants receiving Lucid-21-302 were characterized as unlikely related or unrelated to study drug.  In the dose range 50-300 mg, drug exposure was proportional to dose of the drug. It also demonstrated good oral absorption with AUC at 300mg comparable to AUC in mouse efficacy studies.

Lucid-21-302 is a first-in-class, non-immunomodulatory, neuroprotective compound with a unique mechanism of action for the treatment of MS. It is a patented New Chemical Entity that has shown in preclinical models to prevent demyelination, a known cause of MS and other neurogenerative diseases characterized by damage to the myelin sheath surrounding nerve fibers in the central nervous system.

The presentation was during the Poster Session 1 of ACTRIMS from 6:00 PM to 7:30 PM (EST) on February 29, 2024. The presentation is available on the FSD Pharma website under the “For Investors” tab following ACTRIMS 2024 Forum.

“This was a great opportunity to share our latest and positive results with the global multiple sclerosis community. We look forward to continue the clinical development of this asset to advance ground breaking therapies for the treatment of multiple sclerosis,” said Dr. Andrzej Chruscinski, Vice President for Scientific and Clinical Affairs, FSD Pharma.

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About FSD Pharma

FSD Pharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly-owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), FSD is focused on the research and development of its lead compound, Lucid-MS (formerly Lucid-21-302) (“Lucid-MS”). Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. FSD Pharma has also licensed unbuzzd™, a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of quickly relieving individuals from the effects of alcohol consumption for use in the consumer recreational sector, to Celly Nutrition Corp. (“Celly Nu”) and is entitled to a royalty on the revenue generated by Celly Nu from sales of products created using the technology rights granted under the licensing agreement. FSD Pharma continues its R&D activities to develop novel formulations for alcohol misuse disorders and continues the development of such treatments for use in the healthcare sector. FSD maintains a portfolio of strategic investments through its wholly-owned subsidiary, FSD Strategic Investments Inc., which represent loans secured by residential or commercial property.

Cautionary Note Regarding Forward-Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable securities laws. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “hopes”, “planned” or “believes”, or variations of such words and phrases, or states that certain actions, events or results “may”, “could”, “would”, “might”, “potentially” or “will” be taken, occur or be achieved. More particularly, and without limitation, this press release contains forward-looking statements contained in this press release include statements concerning the future of FSD Pharma and are based on certain assumptions that FSD Pharma has made in respect thereof as of the date of this press release, including those relating to future sales of Class B Shares under the ATM Offering, the offering price therefor and the use of proceeds thereof. FSD Pharma cannot give any assurance that such forward-looking statements will prove to have been correct.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct and these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the timing and ability to satisfy all applicable listing and regulatory requirements of the CSE and Nasdaq; the fact that the drug development efforts of the Company and Lucid are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of the Company and Lucid may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of the Company and Lucid; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of the Company and Lucid; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of the Company and Lucid; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected or impacted by unforeseen issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of the Company and Lucid; the inability of the Company to sell under the ATM Offering or upon the terms outlined herein; the prices at which the Company may sell the Class B Shares in the ATM Offering; and other risks. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this press release, which speak only as of the date of this press release.

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Further information regarding factors that may cause actual results to differ materially are included in the Company’s annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR+ (www.sedarplus.ca) and with the SEC on EDGAR (www.sec.gov), including the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, the Prospectus and Registration Statement, each under the heading “Risk Factors”. This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. FSD Pharma does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Neither the CSE nor its regulation services provider accept responsibility for the adequacy or accuracy of this release.

Contacts:

FSD Pharma Inc.

Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board, FSD Pharma Inc.

Email: Zsaeed@fsdpharma.com

Telephone: (416) 854-8884

Investor Relations

Email: ir@fsdpharma.com, info@fsdpharma.com

Website: www.fsdpharma.com

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